Exhibit 99.1

Ballard Launches ESG Strategy and Releases 2021 Environmental, Social and Governance Report

VANCOUVER, BC, June 9, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the publication of its third annual Environmental, Social and Governance (ESG) Report. Built around Ballard's purpose of Here for LifeTM, the report highlights the company's 2021 performance in key environmental, social and governance areas and demonstrating an ongoing commitment to transparency and environmental leadership in the fuel cell industry. In 2021, Ballard continued its work toward achieving the Company's "Mission Carbon Zero 2030" initiative with a goal of achieving carbon neutrality by 2030. New to the report this year is the unveiling of Ballard's ESG strategy, a three workstream approach to advancing a foundational ESG practice and addressing the material topics most important to Ballard's stakeholders including energy transition, greenhouse gas reduction, employee engagement, and diversity, equity and inclusion.

Highlights of this years report include:

  In 2021, Ballard fuel cell technology prevented ~52 million gallons of consumed diesel
  95% annual employee retention rate
  Increased female representation including at the board, senior leadership and management
  ~7% reduction in overall greenhouse gas (GHG) emission intensity (tonnes CO2-e/employee) and ~19% reduction since 2019
  95% of platinum used in Ballard's products is reclaimed
  Offset 798 tonnes CO2e through investment in the Great Bear Forest Carbon Project
  Disclosed environmental performance through CDP (previously Climate Disclosure Project)
  Completed a Life Cycle Analysis for our latest generation of heavy duty power modules

"Sustainability is how we do business: It's how we ensure we are Here for LifeTM. Environmental, social and governance practice is embedded in how we serve our customers, how we engage our people, how we manage our operations, how we generate long term value to shareholders, and how we contribute to our communities," said Randy MacEwen, Ballard President and CEO.  "We are committed to delivering on the key elements of our ESG strategy to solidify the foundation, embed differentiators, reinforce table stakes and provide transparency in our reporting. Ballard has a strong commitment to the environment, as our mission is to deliver fuel cell power for a sustainable planet, and to our people, while striving to be a great place to work."

The combination of Ballard's zero-emission fuel cell products, sustainability-based business model, strong governance practices, and committed workforce enables the Company to create long-term value for shareholders while contributing to the decarbonization of the global economy.

To view Ballard's 2021 ESG Report, and for more information regarding the Company's sustainability commitments, please visit www.ballard.com/about-ballard/our-sustainability.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP); (TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and competitiveness and product development objectives. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2022/09/c7029.html

%CIK: 0001453015

For further information: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 09-JUN-22